EXHIBIT 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1106	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

March 10, 2016

Mr. Haim Tsuff - CEO
Isramco, Inc
2425 West Loop South, Suite 810
Houston, Texas 77027

Re:    Evaluation Summary - SEC Price
Isramco, Inc Interests
Total Proved Reserves
As of December 31, 2015

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Tsuff:

As requested, this report was prepared on March 10, 2016 for Isramco, Inc for the purpose of submitting our estimates of total proved reserves and forecasts of economics attributable to the subject interests in certain properties in various states. This evaluation utilized an effective date of December 31, 2015, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (“SEC").  The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Proved	Proved
		Developed	Developed	Proved	Total
		Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	1,733.8	149.9	0.0	1,883.7
Gas	- MMcf	11,869.1	619.7	0.0	12,488.9
NGL	- Mbbl	609.9	32.9	0.0	642.8
Net Revenue
Oil	- M$	81,454.0	7,063.4	0.0	88,517.5
Gas	- M$	28,375.4	1,459.3	0.0	29,834.8
NGL	- M$	9,481.7	615.2	0.0	10,096.9
Other	- M$	0.0	0.0	0.0	0.0
Severance Taxes	- M$	6,949.0	480.5	0.0	7,429.5
Ad Valorem Taxes	- M$	4,092.2	312.2	0.0	4,404.5
Operating Expenses	- M$	64,586.6	1,802.7	0.0	66,389.3
Other Deductions	- M$	122.2	0.0	0.0	122.2
Investments	- M$	0.0	672.7	0.0	672.7
Net Operating Income (BFIT)	- M$	43,561.3	5,869.8	0.0	49,431.0
Discounted @ 10%	- M$	25,619.5	3,253.5	0.0	28,872.9
(Present Worth)

Isramco, Inc Interests
March 10, 2016

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes.  In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”.  The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties. The oil reserves include oil and condensate.  Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. Our estimates are for proved developed reserves only and do not include any probable or possible reserves.

Presentation
This report is divided into four reserve category sections: Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”).  Within the PDP, PDNP and PUD category sections there are grand total Table I and Table II “oneline” summaries.  The Table I presents composite reserve estimates and economic forecasts for the particular reserve category.  The Table II “oneline” summary presents estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.  The data presented in each Table I is explained in page 1 of the Appendix.  The methods employed in estimating reserves are described in page 2 of the Appendix.  For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing
 The base SEC oil and gas prices were $50.16/BBL and $2.633/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2015 and the base gas price is based upon Henry Hub spot prices (EIA) during 2015. Adjustments to oil and gas prices were forecast based upon 2014-2015 historical data and were applied by property. Adjustments may include treating costs, transportation charges and/or crude quality and gravity corrections.  All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters
Shrinkage factors were applied to each property against net gas volumes. Ownership was accepted as furnished and has not been independently confirmed. Direct lease operating expenses were forecast based upon 2014-2015 historical expenses.  Investments were applied going forward as provided by your office. Severance tax values were determined by applying normal state severance tax rates. Ad valorem tax rates were forecast as provided by your office. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

SEC Conformance and Regulations
The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix.  The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered.  However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

Reserve Estimation Methods
The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Isramco, Inc Interests
March 10, 2016

Non-producing reserve estimates, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion
The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included except as noted above.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. We do not own an interest in the properties or Isramco, Inc and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693